

Mail Stop 4720

August 31, 2009

Via US Mail and Facsimile to (401) 621-5045

Thomas J. Cullen
Executive Vice President and Chief Financial Officer
Textron Financial Corporation
40 Westminster Street
P.O. Box 6687
Providence, RI 02940

> **Re: Textron Financial Corporation**
> **Form 10-K for the fiscal year ended January 3, 2009**
> **Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009**
> **File No. 001-15515**

Dear Mr. Cullen:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended January 3, 2009

Item 6. Selected Financial Data, page 13

1.   We note your presentation of "debt to tangible shareholder's equity" on page 13
        and also on page 34 of your Form 10-Q for the quarter ended June 30, 2009. The
        ratio appears to be a non-GAAP measure as defined by Regulation G and Item
        10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or
        banking regulatory requirements. To the extent this ratio or other non-GAAP
        measures are disclosed in future filings with the Commission, please comply with
        all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling
        the ratio as a non-GAAP measure and complying with all of the disclosure
        requirements.

Financial Statements

Consolidated Statements of Income, page 35

2.   We note the subtotal "(Loss) income from continuing operations before special
        charges and income taxes" included in your selected financial data table,
        consolidated statements of income, and Note 19 on the Form 10-K. In addition,
        this same subtotal is presented in the consolidated statements of operations and
        Note 15 of the June 30, 2009 Form 10-Q. Please tell us how you considered the
        guidance in Rule 5-03 of Reg. S-X and SAB Topic 5P in determining these
        amounts qualified as "special charges" and the presentation for a sub-total before
        the "(loss) income from continuing operations before income taxes" line item is in
        accordance with GAAP.

Note 3 – Special Charges, page 44

3.   We note $11 million of the 2008 restructuring charge related to non-cash asset
        impairments for an intangible asset related to a portfolio classified as held for sale
        and capitalized software that will no longer be utilized. Please provide us with
        the following, in accordance with SFAS 142 and 144, related to the impairment
        charge:

        o   A description of the intangible asset and capitalized software including the
            gross balance and accumulated amortization of each before the
            impairment and useful lives;
        o   The amount of impairment loss recognized individually on each of the
            assets;

> o The method or methods of determining fair value for each used to complete the impairment test and significant assumptions utilized in the methods; and
> o The segment in which the impaired asset was reported under before the impairment charge.

Note 6 – Finance Receivables Held for Investment, page 48

4.   We note on page 50 that the total nonaccrual finance receivables increased from $79 million in 2007 to $277 million in 2008 with most of the increase in the golf finance and resort segments. In addition, during the quarter ended June 30, 2009 total nonaccrual finance receivables increased further from $277 million to $683 million with $271 million of the increase due to the resort segment and $74 million from the captive finance segment. In an effort to enhance the transparency in the asset quality disclosures please tell us and include in future filings the following related to significant nonaccrual finance receivables:

> o The type of collateral securing the receivable and the frequency of its valuation;
> o The amount of total credit exposure outstanding;
> o The amount of the allowance allocated to the total account; and
> o The Company's intent to operate or sell the assets if foreclosed on and if so, the impact these operations will have on future earnings.

Note 15 – Income Taxes, page 62

5.   We note your valuation allowance for your deferred tax asset increased in 2008 from $11 million to $27 million and the 2008 valuation allowance only covers 8% of the total deferred tax assets. Given your losses in 2008 and in the six months ended June 30, 2009, and your ongoing exit plans from several lines of business, please explain your basis for determining the amount of valuation allowance recorded. Specifically tell us the facts and circumstances you used to determine whether each significant deferred tax asset was more likely than not to be realized. Tell us the nature of the positive and negative evidence you considered in your determination and how that evidence was weighted. Additionally, please explain to us and include in future filings the facts and circumstances in 2008 that increased the valuation allowance. Refer to paragraphs 17-25 of SFAS 109.

Note 19 – Financial Information about Operating Segments, page 67

6.   We note on page 68 that your valuation allowance on finance receivables held for sale of $293 million, goodwill impairment charge of $169 million, and restructuring charges of $27 million were excluded from segment (loss) and income in 2008. In addition, in Note 9 – Goodwill on page 52 we note your allocation of goodwill between the resort finance, asset-based lending, and aviation finance segments in 2007. Please tell us how you considered paragraph 27 to 32 of SFAS 131 in your determination not to allocate these expenses in 2008.

Form 10-Q for the quarter ended June 30, 2009

Note 6 – Finance Receivables Held for Investment, page 8

7.   We note your disclosure that you transferred $654 million and $65 million of finance receivables from held for sale to held for investment during the first and second quarters of 2009 as a result of the progress made in liquidating the portfolios and intent to hold these receivables for the foreseeable future. We also note your disclosure on page 24 of your Form 10-K for the year ended January 3, 2009, that as a result of your exit plan, $1.7 billion of your finance receivable portfolio was classified as held for sale. Please address the following concerning these transfers to held for investment:

        o   Clarify your statement that you will be able to maximize the economic value of these receivables through orderly liquidation rather than selling the portfolios;
        o   Tell us and revise future filings to disclose how you define "foreseeable future";
        o   Tell us if you believe there is a minimum amount of time you must hold the receivables for investment before you can transfer them back to held for sale. For example, if the markets recover two months after the transfer and you can sell the receivables at a favorable price, do you believe you can transfer the loans back to held for sale at that time; and
        o   Provide us the specific facts and circumstances you believe would allow you to transfer the loans back to held for sale.

Note 7 – Other Assets, page 10

8.   We note your disclosure on page 10 that your impairment analysis on your operating assets received in satisfaction of troubled finance receivables includes comparing the carrying value of the asset to the estimated future undiscounted

cash flows. Please tell us how you determined that the use of the estimated future undiscounted cash flows is an appropriate valuation technique to determine the fair value of these assets. Tell us the authoritative accounting literature you relied upon for your accounting including your consideration of paragraph 18 of SFAS 157.

9.   Please tell us how you have complied with the disclosure requirements of paragraphs 35 to 43 of FSP SFAS 115-2/124-2, effective for interim periods ending after June 15, 2009, with respect to the unrealized losses on your investments in other marketable securities.

Note 10 – Fair Value of Financial Instruments, page 12

10.   Please tell us how you have complied with the disclosure requirements of paragraph 20 (a) of FSP SFAS 157-4 and paragraph 9 of FSP SFAS 107-1 and APB 28-1, effective for interim periods ending after June 15, 2009, with respect to inputs and valuation technique(s) used to measure fair values of your financial assets and liabilities.

Note 12 – Receivable Securitizations, page 18

11.   We note that you present the amount of other-than-temporary impairment (OTTI) recognized in earnings related to your retained interests in the Distribution Finance securitization in the first table on page 18. Please tell us whether this represents the only OTTI impairment charge recognized in earnings and how your current presentation complies with paragraphs 35 to 37 and 43 of FSP SFAS 115-2/124-2.

12.   We note that you formed a new Captive Finance segment by consolidating portions of the Golf Finance segment with the Aviation Finance segment. Considering your separate presentation of the Golf Finance and Aviation Finance segments in prior reporting periods, please tell us how you determined that the new operating segment met the aggregation criteria in paragraph 17 of SFAS 131 and comprised a reportable segment under SFAS 131.

13.   Given your announcement in December 2008 of your plans to exit all of the commercial finance business other than the portion of the business supporting the financing of customer purchases of products which Textron manufactures, please tell us and revise future filings to clarify which of the reportable segments other than the captive finance segment will be eventually discontinued and comply with all of the disclosures required by paragraph 18 – 20 of SFAS 146.

Thomas J. Cullen
Textron Financial Corporation
August 31, 2009
Page 6

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3423 if you have questions.

Sincerely,

Amit Pande
Accounting Branch Chief